December 26, 2023

Ms. Megan Akst (Senior Staff Accountant)

Ms. Christine Dietz (Senior Staff Accountant)

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millicom International Cellular S.A. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed February 28, 2023 File No. 001-38763

Dear Ms. Akst and Ms. Dietz,

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 14, 2023 (the “Third Comment Letter”) with respect to the financial statements and related disclosures of the Form 20-F for the Fiscal Year Ended December 31, 2022 filed by Millicom International Cellular S.A. (“Millicom” or the “Company”) with the Commission on February 28, 2023.

For your convenience, we have reproduced the Staff’s comments preceding our responses below.

Meanwhile, we remain at your disposal; please do not hesitate to contact Celso Vianna (Chief Accounting Officer) celso.vianna@millicom.com, Geoffrey Smets (Group Financial Reporting Director) geoffrey.smets@millicom.com or myself with any questions.

Very truly yours,

/s/ Sheldon Bruha

Sheldon Bruha

Chief Financial Officer

Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects.

Results of operations, page 59

1.	Please tell us how you intend to present “Group” results in your results of operations section. If you intend to present Group results on a basis other than consolidated results in accordance with IFRS, for example the disclosures on pages 62 and 67, we may have additional concerns as this may result in the presentation of non-IFRS measures. We refer you to prior comment 4 of our letter dated July 14, 2023.

As further discussed below in response to later comments, in the Form 20-F and financial statements for the year ended December 31, 2023, the company intends to change its reportable segments and no longer plans to report a “Group” segment. As such, in the Form 20-F for the year ended December 31, 2023, the Company will present and otherwise refer to “Group” results only when referring to the consolidated results of operations of the Company prepared in accordance with IFRS. Management is also considering presenting certain non-IFRS measures for the consolidated Group. Any non-IFRS measures will be presented in accordance with the applicable rules and requirements of Commission.

In the “Segment” results of operations section, management will provide details about the revenue generated by each of its reportable segments, as shown in the table below. Management intends to include Honduras in the table as it considers Honduras to be a reportable segment – see answer to question 4. below. Honduras figures will then be subtracted in order to reconcile with the consolidated revenue prepared in accordance with IFRS, and as shown on the face of the statement of income of the Group.

As an example, the table presented below illustrates the revenue generated by each reportable segment, and the total revenue will be reconciled with the consolidated revenue reported in the Group’s statement of income:

“The following table sets forth revenue from continuing operations by country of operations, before intercompany eliminations:

Item 18. Financial Statements

Consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, page F-5

2.	We note in your response to comment 1 that you intend to remove ‘Gross Profit’ and rename the “Cost of Sales” line item to “Cost of Goods Sold and Services Rendered.” We believe that an investor could misinterpret this line item as one that includes all costs of sales. Please revise the name of this line item to clearly describe the nature of the costs included in and/or excluded from this line item and revise the related footnote disclosure accompanying the expense details accordingly to clarify your presentation.

The financial statements’ line “Cost of Goods Sold and Services Rendered” includes the following items:

-	TV content and data costs

-	Voice airtime and transmission costs

-	Value Added Services (VAS) costs (SMS, data, etc)

-	Call center costs

-	Cost of telephone, equipment and other accessories

-	Bad debt and obsolescence costs

-	Other costs

It specifically excludes the following costs/expenses, which are further detailed elsewhere in the financial statements:

-	‘Operating expenses, net’, also presented in Note B.2. ‘Expenses’, made up of:

o	Marketing expenses

o	Site and network maintenance costs

o	Employee related costs – further detailed in note B.4.

o	External and other services – such as audit fees, consulting services, etc

o	Other operating expenses

-	Depreciation and amortization, which are further detailed in Notes E.1.3. ‘Movements in intangible assets’, E.2.2. ‘Movements in tangible assets’ and E.3. ‘Right of use assets’.

-	‘Other operating income (expenses), net’, also presented in Note B.2. ‘Expenses’, mainly made up of impairment losses on goodwill and other non-financial assets, as well as results on sale of financial and non-financial assets.

We recognize that our peers and competitors use a similar term for this line item, which we believe aids investors and analysts in comparing our financial performance. However, if the SEC staff finds the current description to still be misleading, we propose renaming it to "Transmission, supply and other costs" to enhance clarity.

Finally, in order to clarify the above information in the financial statements, and to add further details with respect to the Cost of Goods Sold and Services Rendered, management propose to present note B.2. ‘Expenses’ as follows:

“B.2. Expenses

The cost of goods sold and services rendered incurred by the Group is summarized below and exclude the following costs/expenses which are further detailed elsewhere in the financial statements:

-	'Operating expenses, net' further detailed below.

-	Depreciation and amortization, which are further detailed in Notes E.1.3. ‘Movements in intangible assets’, E.2.2. ‘Movements in tangible assets’ and E.3. ‘Right of use assets’.

-	‘Other operating income (expenses), net’, also further detailed below.

Cost of goods sold and services rendered

Operating expenses, net

Operating expenses incurred by the Group is summarized below:

Other operating income (expenses), net

The other operating income and expenses incurred by the Group is summarized below:

Note B.3. Segmental information, page F-36

3.	We note your response to prior comments 2 through 5. Please provide us with an update to your previously submitted segment identification analysis that reflects the changes you described during our phone call on December 6, 2023. As part of your response, describe the reasons underlying any changes in your operating and reportable segments, including but not limited to changes in your organization or changes in the financial information regularly reviewed by your CODM. Further, please include a draft of the segment disclosures required under IFRS 8.

Over the last twelve months, Xavier Niel (XN), through his investment company Atlas Luxco, gradually acquired a significant stake in Millicom, reaching up to 28% ownership. In May 2023, XN gained representation on Millicom’s Board of Directors, appointing three non-Executive directors (out of nine). Additionally, Maxime Lombardi joined Millicom as President and COO, reporting directly to the CEO. Maxime is the vice-chairman of Iliad Group, a French telecommunications company owned by XN, and previously served as its CEO. Current CEO Mauricio Ramos was appointed Interim Chairman of the Board of Directors until the next Annual General Meeting in May 2024 and will step down from its current CEO position on the same date.

As a result, during the second half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a lean corporate structure. The company also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. To that end, the General Managers of the operations (countries), which reported to the Group COO, now directly report to the Group President and COO (Guatemala and Colombia) and to the Group Chief Commercial and Technology Officer (the rest of the operations), who, together with the Group CEO and CFO now form the ‘Chief Operating Decision Maker’ (“CODM”).

In 2023, Millicom underwent a series of significant organizational changes:

o	Group COO departed the Group.

o	CTIO assumed the role of Chief Commercial and Technology Officer (CCTO) and took over some of the commercial activities previously handled by the departing COO.

o	As previously mentioned, the Group President and COO joined the Group in September 2023, acting as potential successor to the current CEO. The current CEO was appointed as Interim Chairman of the Board until he formally steps down and the Group President and COO assumes the role of acting CEO.

o	Chief External Affair Officer (CEAO) and Chief Legal and Compliance Officer (CLCO) continue to report into current CEO even after his appointment as Interim Chairman of the Board.

o	Chief Human Resources Officer (CHRO) is leaving the Group by the end of 2023.

o	CFO reports to Group President and COO overseeing finance and financial planning, reporting financial performance, including external financial reporting, budgeting and forecasting, monitoring expenditures and costs, implementing and enhancing related internal controls, and managing Enterprise Risk Management.

o	The General Manager (GM) of Guatemala and Colombia report directly into the President and COO, while the GMs of the remaining countries report into the CCTO, forming part of the new CODM.

o	In the latter half of 2023, Millicom embarked on a significant a significant restructuring program (Everest), which involved the elimination of approximately 40% of its central functions. This strategic move aligns with the company’s aim of adopting a more decentralized operating model.

With respect to the fiscal year 2022, as explained in our preceding answers, the Executive team was designated as the CODM, and, among other centrally managed topics, they primarily evaluated performance and allocated resources at the Group segment level rather than the country-specific level. Additionally, the CODM was not provided with detailed discrete financial information by country of operations. As a result, management determined that the criteria outlined in IFRS 8.5 (b) and (c) for classifying country operations as reportable segments were not met.

In response to the organizational modifications implemented in 2023, while the full Executive Team continues to be responsible for steering the development and execution of the Group's strategy, day-to-day operations, management decisions (both operational and financial), resource allocation, and performance assessment of the Group's components now fall under the purview of the Group President and COO, CTIO/Chief Commercial Officer, and Group CEO and CFO, collectively forming the CODM.

While the Group's executive management structure remains in a transitional phase, management believes these recent changes necessitate a revision of the CODM definition as described above.

In addition, several operational changes were implemented in 2023, including:

o	The Group President and COO, the CCTO and the Group CFO now all attend the monthly finance calls organized by the Group CFO and have therefore access to detailed discrete financial information at country of operations level. During these calls, country GMs present their country’s operational activities for the month along with financial performance against budget. Prior to these organizational changes, only the Group CFO attended these meetings.

o	Every month, the Group CFO, CCTO and President and COO prepare the so-named Monthly Reporting Pack (MPR), which is reviewed by the Group CEO before being shared with the Board. MPR includes mostly Group information (including and excluding Honduras), but now also receive more detailed information at country level (since the appointment of our President and COO).

o	All purchase orders for direct or indirect purchases as well as capital expenditures (Capex), including those of the countries, must be reviewed and approved by the Group President and COO and the CCTO on a weekly basis, before proceeding with the service and payment of such expenditures.

These changes have led to the CODM becoming more involved in country-level operations and using that information to evaluate performance and allocate resources. The above information also includes profitability measures such as EBITDA, OCF, EFCF, etc. by country. Additionally, we also include more information about countries’ performance in our external reporting.

As a result of these changes, Management concluded that the countries of operations now fulfill paragraph (b) and (c) of IFRS 8.5 and should be considered as the Group operating segments i.e. nine reporting segments, being our nine countries of operation, where the Honduras joint venture is also considered as a separate segment – see answer to question 4. below.

Guatemala, Colombia, Panama, Bolivia, Honduras and Paraguay will be presented separately. While not individually meeting the quantitative thresholds of IFRS 8.13, El Salvador, Nicaragua and Costa Rica are considered as reportable segments and have been aggregated according to the principles stated in IFRS 8.12 and 14.

The following is a proposed Segment Reporting note for 2023, using our December 31, 2022 numbers as a mock-up:

B.3. Segmental information

As further detailed in the Introduction note, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a lean corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. To that end, the General managers of the operations, which primarily reported to the Group COO, now directly report to the Group President and Chief Operating Officer (Guatemala and Colombia) and to the Group Chief Commercial and Technology Officer (the rest of the operations), who, together with the Group CEO and CFO form the ‘Chief Operating Decision Maker’ (“CODM”).

Due to these organizational changes, and considering the information now being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. The Honduras joint venture - and Guatemala up to November 12, 2021 - performance is reviewed by the CODM in a similar manner as for the Group’s fully owned operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to our operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Remuneration Committee also employs service revenue and EBITDA when assessing employee performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.

Before the organizational changes in the second half of 2023, the Group reported a single segment, the Group Segment. But with the new structure in place, it has revised its segment presentation and information for all periods presented to separately disclose the Group's operating and reportable segments.

Service revenue, revenue, EBITDA, capital expenditures and other segment information for the year ended December 31, 2022, were as follows:

4.	We refer to prior comment 3 in your response letter dated August 18, 2023. To the extent you have identified the Honduras joint venture as a separate operating segment and plan to reflect it as if it were a fully consolidated subsidiary in your segment disclosures, please address the following:

4.1.	Expand on your prior response to describe in detail your basis under IFRS, citing authoritative guidance, for presenting the Honduras joint venture operating segment as if it were a consolidated subsidiary; and

Even though the Honduras joint venture is not fully consolidated - and accounted for using the equity method - in the Group's financial statements, the CODM reviews its financial information in the same manner as it does for the other fully consolidated operations. Based on our interpretation of IFRS 8 (paragraph 5 and 1), we believe it does not preclude an equity accounted investee from being considered as an operating segment, as long as the CODM reviews its performance when making decisions about operations and resource allocation (see extract below from EY IGAAP, section 3.1.5.).

Moreover, the CODM also regularly reviews the Group figures including Honduras figures, as if it was fully consolidated (and not on a proportionate basis), as this reflects the way management reviews and utilizes internally reported information for operational decision-making, financial performance evaluation, resource allocation, and performance-based compensation.

Accordingly, Honduras should be considered as a separate operating and reportable segment in the Group segment reporting note (at 100%), and subsequently subtracted from the ‘total reportable segments’ in order to reconcile to the Group’s IFRS figures.

Extract from EY IGAAP, section 3.1.5.

sufficient that the CODM reviews its results and this review influences decisions about investment in those activities.

How we see it

In our view, when applying the above definition of an operating segment, control over the activities in which the entity is investing is not a requirement.

The core principle of IFRS 8 requires the disclosure of information relating to the business activities in which an entity engages and the economic environments in which it operates. No restriction is imposed according to the manner of that engagement, just the way in which the CODM makes decisions about allocating resources and assesses its performance.

[IFRS 8.5, IFRS 8.1]

For example, an equity method investee (i.e., associate or joint venture) could be considered an operating segment if it meets the criteria in IFRS 8. The CODM may regularly review the operating results and performance of an equity method investee for the purposes of making additional investments or advances, evaluating financial performance or evaluating whether to retain its investment. The CODM is not required to be responsible for making decisions at the investee operating level that affect the investee's operations and performance in order for it to be identified as an operating segment. Furthermore, the definition of an operating segment does not require that the revenue generating activities of the investee are included in the entity's revenue as reported in the IFRS financial statements. Segment performance could be measured by reference to the amounts included in the entity's IFRS financial statements or equally by reference to the financial information prepared by the investee itself. Any difference between the measures used by the CODM and the accounting treatment under IFRS would be reported as a reconciling item in the entity's disclosures under IFRS 8 (see section 5.6 below).

This view is consistent with the disclosure requirements of IFRS 8, which require the entity's share of the profits and losses of equity accounted associates and joint ventures and the amount of investment in equity accounted investees to be presented, if those amounts are included in the measures reviewed by the CODM of segment profit or loss and segment assets respectively (see sections 5.3 and 5.4 below). *[IFRS 8.23(g), IFRS 8.24(a)]*.

HOCHTIEF Aktiengesellschaft presents its significant equity-method investee Albertis Investment as a separate reportable segment:

4.2.	If you plan to include an amount referred to as revenue for the Honduras joint venture in your segment disclosures, please tell us how such disclosure complies with the requirement to disclose revenues from external customers under IFRS 8.23(a).

Based on EY’s aforementioned interpretation, the definition of an operating segment does not require that the revenue generating activities of an equity accounted investee are included in the entity’s revenue line as reported under IFRS. This would therefore not preclude the Group from including the revenue from external customers of the equity accounted investee in the revenue line, provided that it is appropriately reconciled to Group’s IFRS figures.

Per our proposed disclosures in response to question 3, we plan to disclose revenue from external customers for each operating and reportable segment, including Honduras. These figures will then be reconciled to the Group's IFRS figures for complete accuracy and transparency.